Exhibit 99.2

Interim Financial Statements

FORTIS INC.

Condensed Consolidated Interim Financial Statements
For the three and nine months ended September 30, 2024 and 2023
(Unaudited)

1	FORTIS INC.	SEPTEMBER 30, 2024 QUARTER REPORT

Interim Financial Statements

CONDENSED CONSOLIDATED INTERIM BALANCE SHEETS (Unaudited)

FORTIS INC.

	September 30,	December 31,
As at (in millions of Canadian dollars)	2024	2023

ASSETS
Current assets
Cash and cash equivalents	$896	$625
Accounts receivable and other current assets (Note 5)	1,690	1,818
Prepaid expenses	233	150
Inventories	607	566
Regulatory assets (Note 6)	787	866
Total current assets	4,213	4,025
Other assets	1,361	1,298
Regulatory assets (Note 6)	3,767	3,518
Property, plant and equipment, net	46,330	43,385
Intangible assets, net	1,555	1,510
Goodwill	12,416	12,184
Total assets	$69,642	$65,920

LIABILITIES AND EQUITY
Current liabilities
Short-term borrowings (Note 7)	$97	$119
Accounts payable and other current liabilities	3,098	2,972
Regulatory liabilities (Note 6)	666	577
Current installments of long-term debt (Note 7)	1,866	2,296
Total current liabilities	5,727	5,964
Regulatory liabilities (Note 6)	3,444	3,381
Deferred income taxes	4,744	4,399
Long-term debt (Note 7)	29,708	27,235
Finance leases	347	339
Other liabilities	1,279	1,270
Total liabilities	45,249	42,588
Commitments and contingencies (Note 15)
Equity
Common shares (1)	15,466	15,108
Preference shares	1,623	1,623
Additional paid-in capital	8	9
Accumulated other comprehensive income	969	653
Retained earnings	4,433	4,112
Shareholders' equity	22,499	21,505
Non-controlling interests	1,894	1,827
Total equity	24,393	23,332
Total liabilities and equity	$69,642	$65,920
(1)    No par value. Unlimited authorized shares. 497.3 million and 490.6 million issued and outstanding as at September 30, 2024 and December 31, 2023, respectively.
See accompanying Notes to Condensed Consolidated Interim Financial Statements

2	FORTIS INC.	SEPTEMBER 30, 2024 QUARTER REPORT

Interim Financial Statements

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF EARNINGS (Unaudited)

FORTIS INC.

	Quarter		Year-to-Date
For the periods ended September 30 (in millions of Canadian dollars, except per share amounts)	2024	2023	2024	2023

Revenue	$2,771	$2,719	$8,559	$8,632

Expenses
Energy supply costs	737	773	2,459	2,872
Operating expenses	740	682	2,245	2,136
Depreciation and amortization	480	443	1,427	1,319
Total expenses	1,957	1,898	6,131	6,327
Operating income	814	821	2,428	2,305
Other income, net (Note 11)	102	47	240	180
Finance charges	355	331	1,038	969
Earnings before income tax expense	561	537	1,630	1,516
Income tax expense	83	92	253	241
Net earnings	$478	$445	$1,377	$1,275

Net earnings attributable to:
Non-controlling interests	$39	$34	$112	$100
Preference equity shareholders (Note 8)	19	17	55	50
Common equity shareholders	420	394	1,210	1,125
	$478	$445	$1,377	$1,275

Earnings per common share (Note 12)
Basic	$0.85	$0.81	$2.45	$2.32
Diluted	$0.85	$0.81	$2.45	$2.32

See accompanying Notes to Condensed Consolidated Interim Financial Statements

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF COMPREHENSIVE INCOME (Unaudited)

	Quarter		Year-to-Date
For the periods ended September 30 (in millions of Canadian dollars)	2024	2023	2024	2023

Net earnings	$478	$445	$1,377	$1,275

Other comprehensive income (loss)
Unrealized foreign currency translation gains (losses) (1)	(211)	421	358	38
Other (2)	(2)	1	(4)	4
	(213)	422	354	42
Comprehensive income	$265	$867	$1,731	$1,317

Comprehensive income attributable to:
Non-controlling interests	$18	$79	$150	$104
Preference equity shareholders	19	17	55	50
Common equity shareholders	228	771	1,526	1,163
	$265	$867	$1,731	$1,317
(1)Net of hedging activities and income tax expense of $2 million and recovery of $5 million for the three and nine months ended September 30, 2024, respectively (three and nine months ended September 30, 2023 - income tax recovery of $7 million and $1 million, respectively)
(2)Net of income tax recovery of Snil and $1 million for the three and nine months ended September 30, 2024 (three and nine months ended September 30, 2023 - income tax expense of $2 million and $4 million, respectively)

See accompanying Notes to Condensed Consolidated Interim Financial Statements

3	FORTIS INC.	SEPTEMBER 30, 2024 QUARTER REPORT

Interim Financial Statements

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS (Unaudited)

FORTIS INC.
	Quarter		Year-to-Date
For the periods ended September 30 (in millions of Canadian dollars)	2024	2023	2024	2023

Operating activities
Net earnings	$478	$445	$1,377	$1,275
Adjustments to reconcile net earnings to net cash provided by operating activities:
Depreciation - property, plant and equipment	424	386	1,254	1,145
Amortization - intangible assets	37	37	114	113
Amortization - other	19	20	59	61
Deferred income tax expense	61	64	112	119
Equity component, allowance for funds used during construction (Note 11)	(37)	(25)	(99)	(71)
Other	17	48	39	97
Change in long-term regulatory assets and liabilities	88	(2)	(12)	(84)
Change in working capital (Note 13)	251	(33)	76	144
Cash from operating activities	1,338	940	2,920	2,799

Investing activities
Additions to property, plant and equipment	(1,248)	(952)	(3,383)	(2,797)
Additions to intangible assets	(52)	(31)	(142)	(122)
Contributions in aid of construction	30	17	81	88
Contributions to equity-accounted investees	—	(24)	—	(24)
Other	(43)	(50)	(155)	(139)
Cash used in investing activities	(1,313)	(1,040)	(3,599)	(2,994)

Financing activities
Proceeds from long-term debt, net of issuance costs (Note 7)	1,190	229	2,608	2,110
Repayments of long-term debt and finance leases	(413)	(97)	(1,109)	(794)
Borrowings under committed credit facilities	2,368	1,290	6,096	5,165
Repayments under committed credit facilities	(2,642)	(1,071)	(5,972)	(5,009)
Net change in short-term borrowings	30	(5)	(22)	(170)
Issue of common shares, net of costs and dividends reinvested	13	6	34	34
Dividends
Common shares, net of dividends reinvested	(186)	(175)	(549)	(517)
Preference shares	(19)	(17)	(55)	(50)
Subsidiary dividends paid to non-controlling interests	(32)	(24)	(86)	(64)
Other	7	14	(6)	42
Cash from financing activities	316	150	939	747
Effect of exchange rate changes on cash and cash equivalents	(6)	15	11	13
Change in cash and cash equivalents	335	65	271	565
Change in cash associated with assets held for sale	—	10	—	(9)
Cash and cash equivalents, beginning of period	561	690	625	209
Cash and cash equivalents, end of period	$896	$765	$896	$765

Supplementary Cash Flow Information (Note 13)

See accompanying Notes to Condensed Consolidated Interim Financial Statements

4	FORTIS INC.	SEPTEMBER 30, 2024 QUARTER REPORT

Interim Financial Statements

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN EQUITY (Unaudited)

FORTIS INC.

For the three months ended September 30 (in millions of Canadian dollars, except share numbers)	Common Shares (# millions)	Common Shares	Preference Shares	Additional Paid-In Capital	Accumulated Other Comprehensive Income (Loss)	Retained Earnings	Non-Controlling Interests	Total Equity
As at June 30, 2024	495.2	$15,346	$1,623	$8	$1,161	$4,611	$1,908	$24,657
Net earnings	—	—	—	—	—	439	39	478
Other comprehensive loss	—	—	—	—	(192)	—	(21)	(213)
Common shares issued	2.1	120	—	—	—	—	—	120
Subsidiary dividends paid to non-controlling interests	—	—	—	—	—	—	(32)	(32)
Dividends declared on common shares ($1.205 per share)	—	—	—	—	—	(598)	—	(598)
Dividends on preference shares	—	—	—	—	—	(19)	—	(19)
As at September 30, 2024	497.3	$15,466	$1,623	$8	$969	$4,433	$1,894	$24,393

As at June 30, 2023	486.4	$14,889	$1,623	$8	$669	$4,190	$1,798	$23,177
Net earnings	—	—	—	—	—	411	34	445
Other comprehensive income	—	—	—	—	377	—	45	422
Common shares issued	2.1	105	—	—	—	—	—	105
Subsidiary dividends paid to non-controlling interests	—	—	—	—	—	—	(24)	(24)
Dividends declared on common shares ($1.155 per share)	—	—	—	—	—	(564)	—	(564)
Dividends on preference shares	—	—	—	—	—	(17)	—	(17)
Other	—	—	—	1	—	—	1	2
As at September 30, 2023	488.5	$14,994	$1,623	$9	$1,046	$4,020	$1,854	$23,546

See accompanying Notes to Condensed Consolidated Interim Financial Statements

5	FORTIS INC.	SEPTEMBER 30, 2024 QUARTER REPORT

Interim Financial Statements

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN EQUITY (Unaudited)

FORTIS INC.

For the nine months ended September 30 (in millions of Canadian dollars, except share numbers)	Common Shares (# millions)	Common Shares	Preference Shares	Additional Paid-In Capital	Accumulated Other Comprehensive Income	Retained Earnings	Non-Controlling Interests	Total Equity
As at December 31, 2023	490.6	$15,108	$1,623	$9	$653	$4,112	$1,827	$23,332
Net earnings	—	—	—	—	—	1,265	112	1,377
Other comprehensive income	—	—	—	—	316	—	38	354
Common shares issued	6.7	358	—	—	—	—	—	358
Subsidiary dividends paid to non-controlling interests	—	—	—	—	—	—	(86)	(86)
Dividends declared on common shares ($1.795 per share)	—	—	—	—	—	(889)	—	(889)
Dividends on preference shares	—	—	—	—	—	(55)	—	(55)
Other	—	—	—	(1)	—	—	3	2
As at September 30, 2024	497.3	$15,466	$1,623	$8	$969	$4,433	$1,894	$24,393

As at December 31, 2022	482.2	$14,656	$1,623	$10	$1,008	$3,733	$1,812	$22,842
Net earnings	—	—	—	—	—	1,175	100	1,275
Other comprehensive income	—	—	—	—	38	—	4	42
Common shares issued	6.3	338	—	(1)	—	—	—	337
Subsidiary dividends paid to non-controlling interests	—	—	—	—	—	—	(64)	(64)
Dividends declared on common shares ($1.72 per share)	—	—	—	—	—	(838)	—	(838)
Dividends on preference shares	—	—	—	—	—	(50)	—	(50)
Other	—	—	—	—	—	—	2	2
As at September 30, 2023	488.5	$14,994	$1,623	$9	$1,046	$4,020	$1,854	$23,546

See accompanying Notes to Condensed Consolidated Interim Financial Statements

6	FORTIS INC.	SEPTEMBER 30, 2024 QUARTER REPORT

Notes to Condensed Consolidated Interim Financial Statements (Unaudited)

For the three and nine months ended September 30, 2024 and 2023
1. DESCRIPTION OF BUSINESS

Nature of Operations
Fortis Inc. ("Fortis" or the "Corporation") is a well-diversified North American regulated electric and gas utility holding company.

Earnings for interim periods may not be indicative of annual results due to: (i) the impact of seasonal weather conditions on customer demand; (ii) the impact of market conditions, particularly with respect to long-term wholesale sales at UNS Energy; (iii) changes in the U.S.-to-Canadian dollar exchange rate; and (iv) the timing and significance of regulatory decisions. Earnings of the gas utilities tend to be highest in the first and fourth quarters due to space-heating requirements. Earnings of the electric distribution utilities in the U.S. tend to be highest in the second and third quarters due to the use of air conditioning and other cooling equipment.

Entities within the reporting segments that follow operate with substantial autonomy.

Regulated Utilities
ITC: ITC Investment Holdings Inc., ITC Holdings Corp. and the electric transmission operations of its regulated operating subsidiaries, which include International Transmission Company, Michigan Electric Transmission Company, LLC, ITC Midwest LLC and ITC Great Plains, LLC. Fortis owns 80.1% of ITC and an affiliate of GIC Private Limited owns a 19.9% minority interest.

UNS Energy: UNS Energy Corporation, which primarily includes Tucson Electric Power Company ("TEP"), UNS Electric, Inc. ("UNSE") and UNS Gas, Inc.

Central Hudson: CH Energy Group, Inc., which primarily includes Central Hudson Gas & Electric Corporation.

FortisBC Energy: FortisBC Energy Inc.

FortisAlberta: FortisAlberta Inc.

FortisBC Electric: FortisBC Inc.

Other Electric: Eastern Canadian and Caribbean utilities, as follows: Newfoundland Power Inc.; Maritime Electric Company, Limited; FortisOntario Inc.; a 39% equity investment in Wataynikaneyap Power Limited Partnership; an approximate 60% controlling interest in Caribbean Utilities Company, Ltd. ("Caribbean Utilities"); FortisTCI Limited and Turks and Caicos Utilities Limited (collectively "FortisTCI"); and a 33% equity investment in Belize Electricity Limited ("Belize Electricity").

Non-Regulated
Corporate and Other: Captures expenses and revenues not specifically related to any reportable segment and those business operations that are below the required threshold for segmented reporting. Consists of non-regulated holding company expenses, as well as non-regulated long-term contracted generation assets in Belize. Also includes results for the Aitken Creek natural gas storage facility ("Aitken Creek") until the November 1, 2023 date of disposition.

2. REGULATORY MATTERS

Regulation of the Corporation's utilities is generally consistent with that disclosed in Note 2 of the Corporation's annual audited consolidated financial statements ("2023 Annual Financial Statements"). A summary of significant outstanding regulatory matters follows.

ITC
MISO Base ROE: In 2022, the U.S. Court of Appeals for the District of Columbia Circuit issued a decision vacating certain Federal Energy Regulatory Commission ("FERC") orders that had established the methodology for setting the base return on equity ("ROE") for transmission owners operating in the Midcontinent Independent System Operator, Inc. ("MISO") region, including ITC, and remanded the matter to FERC for further process. This matter dates back to complaints filed at FERC in 2013 and 2015 challenging the MISO base ROE then in effect.

In October 2024, FERC issued an order that removed the use of the risk premium model from the calculation of the base ROE, while maintaining other modifications to the methodology. The updated methodology revised the base ROE from 10.02% to 9.98%, with a maximum ROE inclusive of incentives not to exceed 12.58%. The order also directed the payment of certain refunds, with interest, by December 2025, for the 15-month period from November 2013 through February 2015, and prospectively from September 2016. The application of the order will result in a regulatory liability of approximately $35 million (US$26 million) to be recognized by ITC in the fourth quarter of 2024.

Transmission Incentives: In 2021, FERC issued a supplemental notice of proposed rulemaking ("NOPR") on transmission incentives modifying the proposal in the initial NOPR released by FERC in 2020. The supplemental NOPR proposes to eliminate the 50-basis point regional transmission organization ("RTO") ROE incentive adder for RTO members that have been members for longer than three years. The timing and outcome of this proceeding remain unknown.

Transmission Right of First Refusal ("ROFR"): In December 2023, the Iowa District Court ruled that the manner in which Iowa's ROFR statute was passed is unconstitutional. The statute granted incumbent electric transmission owners, including ITC, a ROFR to construct, own and maintain certain electric transmission assets in the state. The District Court did not make any determination on the merits of the ROFR itself, but did issue a permanent injunction preventing ITC and others from taking further action to construct the MISO long-range transmission plan ("LRTP") tranche 1 Iowa projects in reliance on the ROFR.

7	FORTIS INC.	SEPTEMBER 30, 2024 QUARTER REPORT

Notes to Condensed Consolidated Interim Financial Statements (Unaudited)

For the three and nine months ended September 30, 2024 and 2023
2. REGULATORY MATTERS (cont'd)

In May 2024, MISO commenced a variance analysis process as a result of the inability to construct a portion of the tranche 1 LRTP projects in Iowa due to the injunction imposed by the District Court. In August 2024, MISO concluded the variance analysis, which reaffirmed the original allocation of projects to ITC and other incumbent transmission owners. While the results of MISO's variance analysis process allow ITC to move forward with the development of its portion of tranche 1 LRTP projects in Iowa, various legal proceedings with respect to this matter are ongoing for which the timing and outcome are unknown.

Central Hudson
2024 General Rate Application: In July 2024, the New York State Public Service Commission ("PSC") approved a one-year rate plan for Central Hudson with retroactive application to July 1, 2024, including an allowed ROE of 9.5%, an increase from the previous allowed ROE of 9.0%. The decision also maintained the 48% common equity component of capital structure.

Customer Information System ("CIS") Implementation: In June 2024, the PSC issued an order that concluded the investigation concerning Central Hudson's billing system implementation. The PSC also released the final report issued by an independent third-party which determined that the CIS is stable and the critical issues have been resolved. As part of the order, total costs of US$63 million were agreed to not be recovered from customers, of which the majority were recognized prior to 2024. The remaining costs associated with the order, including Central Hudson's US$4 million contribution to a customer benefit fund recognized in the second quarter of 2024, are not expected to be material.

2025 General Rate Application: In August 2024, Central Hudson filed a general rate application with the PSC requesting an increase in electric and gas delivery rates effective July 1, 2025. The application includes a request to set Central Hudson's allowed ROE at 10% and a 48% common equity component of capital structure. The timing and outcome of this proceeding are unknown.

Show Cause Order: In October 2024, the PSC issued a Show Cause Order which directed Central Hudson to explain why the PSC should not initiate an enforcement proceeding in connection with a gas-related explosion that occurred in November 2023. Central Hudson will file a response to the order within 30 days. The timing and outcome of this proceeding are unknown.

FortisBC Energy and FortisBC Electric
2025-2027 Rate Framework: In April 2024, FortisBC filed an application with the British Columbia Utilities Commission requesting approval of a rate framework for the period 2025 through 2027. The rate framework builds upon the current multi-year rate plan and includes, amongst other items, a revised level of operation and maintenance expense per customer indexed for inflation less a fixed productivity adjustment factor, a similar approach to growth capital, a forecast approach to sustaining and other capital, continued collection of an innovation fund recognizing the need to accelerate investment in clean energy innovation, and the continued sharing with customers of variances from the allowed ROE. The rate framework also proposes the continuation of deferral mechanisms currently in place. The regulatory process will continue throughout 2024, with a decision expected in mid-2025.

FortisAlberta
Generic Cost of Capital ("GCOC") Decision: In October 2023, the Alberta Utilities Commission ("AUC") issued a decision on the 2024 GCOC proceeding. In November 2023, FortisAlberta sought permission to appeal the GCOC decision to the Court of Appeal of Alberta ("Court of Appeal") on the basis that the AUC erred in its decision to not adjust FortisAlberta's ROE and common equity component of capital structure to address incremental business risk associated with competition from Rural Electrification Associations ("REAs") located in FortisAlberta's service area, as well as heightened regulatory risk due to the non-recovery of costs attributable to REAs. In April 2024, the Court of Appeal granted FortisAlberta permission to appeal, which is expected to be completed in the first quarter of 2025.

Third PBR Term Decision: In October 2023, the AUC issued a decision establishing the parameters for the third performance-based rate ("PBR") setting term for the period of 2024 through 2028. In November 2023, FortisAlberta sought permission to appeal the decision to the Court of Appeal on the basis that the AUC erred in its decision to determine capital funding using 2018-2022 historical capital investments without consideration for funding of new capital programs included in the company's 2023 cost of service revenue requirement as approved by the AUC. FortisAlberta's application for permission to appeal the decision will be heard by the Court of Appeal in the fourth quarter of 2024.

3. ACCOUNTING POLICIES

These condensed consolidated interim financial statements ("Interim Financial Statements") have been prepared and presented in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP") for rate-regulated entities and are in Canadian dollars unless otherwise indicated.

The Interim Financial Statements include the accounts of the Corporation and its subsidiaries and reflect the equity method of accounting for entities in which Fortis has significant influence, but not control, and proportionate consolidation for assets that are jointly owned with non-affiliated entities.

Intercompany transactions have been eliminated, except for transactions between non-regulated and regulated entities in accordance with U.S. GAAP for rate-regulated entities.

These Interim Financial Statements do not include all of the disclosures required in the annual financial statements and should be read in conjunction with the Corporation's 2023 Annual Financial Statements. In management's opinion, these Interim Financial Statements include all adjustments that are of a normal recurring nature, necessary for fair presentation.

8	FORTIS INC.	SEPTEMBER 30, 2024 QUARTER REPORT

Notes to Condensed Consolidated Interim Financial Statements (Unaudited)

For the three and nine months ended September 30, 2024 and 2023
3. ACCOUNTING POLICIES (cont'd)

The preparation of the Interim Financial Statements required management to make estimates and judgments, including those related to regulatory decisions, that affect the reported amounts of, and disclosures related to, assets, liabilities, revenues, expenses, gains, losses and contingencies. Actual results could differ materially from estimates.

The accounting policies applied herein are consistent with those outlined in the Corporation's 2023 Annual Financial Statements.

Future Accounting Pronouncements
The Corporation considers the applicability and impact of all Accounting Standards Updates ("ASUs") issued by the Financial Accounting Standards Board. Any ASUs not included in these Interim Financial Statements were assessed and determined to be either not applicable to the Corporation or are not expected to have a material impact on the Interim Financial Statements.

Segment Reporting: ASU No. 2023-07, Improvements to Reportable Segment Disclosures, is effective for Fortis' December 31, 2024 annual financial statements and for interim periods beginning in 2025, on a retrospective basis. The ASU requires disclosure of incremental segment information, including significant segment expenses and other items that are included in segment profit or loss. Fortis does not expect the ASU to materially impact its disclosures.

Income Taxes: ASU No. 2023-09, Improvements to Income Tax Disclosures, is effective for Fortis on January 1, 2025 on a prospective basis, with retrospective application and early adoption permitted. The ASU requires additional disclosure of income tax information by jurisdiction to reflect an entity's exposure to potential changes in tax legislation, and associated risks and opportunities. Fortis does not expect the ASU to materially impact its disclosures.

4. SEGMENTED INFORMATION

Fortis segments its business based on regulatory jurisdiction and service territory, as well as the information used by its President and Chief Executive Officer in deciding how to allocate resources. Segment performance is evaluated principally on net earnings attributable to common equity shareholders.

Related-Party and Inter-Company Transactions
Related-party transactions are in the normal course of operations and are measured at the amount of consideration agreed to by the related parties. There were no material related-party transactions for the three and nine months ended September 30, 2024 and 2023.

As of September 30, 2024, accounts receivable included $17 million due from Belize Electricity (December 31, 2023 - $8 million).

Fortis periodically provides short-term financing to subsidiaries to support capital expenditures and seasonal working capital requirements, the impacts of which are eliminated on consolidation. As at September 30, 2024 and December 31, 2023, there were no material inter-segment loans outstanding. Interest charged on inter-segment loans was not material for the three and nine months ended September 30, 2024 and 2023.

9	FORTIS INC.	SEPTEMBER 30, 2024 QUARTER REPORT

Notes to Condensed Consolidated Interim Financial Statements (Unaudited)

For the three and nine months ended September 30, 2024 and 2023
4. SEGMENTED INFORMATION (cont'd)

	Regulated								Non-Regulated
										Inter-
		UNS	Central	FortisBC	Fortis	FortisBC	Other	Sub	Corporate	segment
($ millions)	ITC	Energy	Hudson	Energy	Alberta	Electric	Electric	Total	and Other	eliminations	Total
Quarter ended September 30, 2024
Revenue	556	883	338	246	209	130	399	2,761	10	—	2,771
Energy supply costs	—	330	106	45	—	39	217	737	—	—	737
Operating expenses	128	193	165	101	45	33	60	725	15	—	740
Depreciation and amortization	110	100	35	85	73	21	54	478	2	—	480
Operating income	318	260	32	15	91	37	68	821	(7)	—	814
Other income, net	23	16	14	12	4	2	6	77	25	—	102
Finance charges	121	40	20	40	34	21	22	298	57	—	355
Income tax expense	51	32	6	(9)	7	4	5	96	(13)	—	83
Net earnings	169	204	20	(4)	54	14	47	504	(26)	—	478
Non-controlling interests	31	—	—	—	—	—	8	39	—	—	39
Preference share dividends	—	—	—	—	—	—	—	—	19	—	19
Net earnings attributable to common equity shareholders	138	204	20	(4)	54	14	39	465	(45)	—	420

Additions to property, plant and equipment and intangible assets	355	303	107	237	147	29	121	1,299	1	—	1,300

As at September 30, 2024
Goodwill	8,301	1,869	610	913	231	235	257	12,416	—	—	12,416
Total assets	25,349	14,035	5,651	9,885	6,161	2,786	5,431	69,298	355	(11)	69,642

Quarter ended September 30, 2023
Revenue	520	899	290	294	190	128	377	2,698	21	—	2,719
Energy supply costs	—	381	88	64	—	38	202	773	—	—	773
Operating expenses	120	185	146	94	44	29	54	672	10	—	682
Depreciation and amortization	104	90	28	77	67	24	51	441	2	—	443
Operating income	296	243	28	59	79	37	70	812	9	—	821
Other income, net	21	7	13	9	1	2	5	58	(11)	—	47
Finance charges	112	36	16	38	32	20	23	277	54	—	331
Income tax expense	60	36	5	7	3	2	6	119	(27)	—	92
Net earnings	145	178	20	23	45	17	46	474	(29)	—	445
Non-controlling interests	26	—	—	1	—	—	7	34	—	—	34
Preference share dividends	—	—	—	—	—	—	—	—	17	—	17
Net earnings attributable to common equity shareholders	119	178	20	22	45	17	39	440	(46)	—	394

Additions to property, plant and equipment and intangible assets	237	187	92	155	150	30	127	978	5	—	983

As at September 30, 2023
Goodwill	8,332	1,876	613	913	228	235	258	12,455	—	—	12,455
Total assets	24,657	13,071	5,323	8,712	5,806	2,660	5,131	65,360	970	(45)	66,285

10	FORTIS INC.	SEPTEMBER 30, 2024 QUARTER REPORT

Notes to Condensed Consolidated Interim Financial Statements (Unaudited)

For the three and nine months ended September 30, 2024 and 2023
4. SEGMENTED INFORMATION (cont'd)

	Regulated								Non-Regulated
										Inter-
		UNS	Central	FortisBC	Fortis	FortisBC	Other	Sub	Corporate	segment
($ millions)	ITC	Energy	Hudson	Energy	Alberta	Electric	Electric	Total	and Other	eliminations	Total
Year-to-date September 30, 2024
Revenue	1,662	2,348	1,016	1,143	610	396	1,359	8,534	25	—	8,559
Energy supply costs	—	928	324	284	—	109	814	2,459	—	—	2,459
Operating expenses	393	588	503	297	142	100	185	2,208	37	—	2,245
Depreciation and amortization	330	299	96	253	217	65	162	1,422	5	—	1,427
Operating income	939	533	93	309	251	122	198	2,445	(17)	—	2,428
Other income, net	77	37	44	31	9	5	16	219	21	—	240
Finance charges	354	112	56	118	101	61	69	871	167	—	1,038
Income tax expense	153	62	19	48	20	12	17	331	(78)	—	253
Net earnings	509	396	62	174	139	54	128	1,462	(85)	—	1,377
Non-controlling interests	94	—	—	1	—	—	17	112	—	—	112
Preference share dividends	—	—	—	—	—	—	—	—	55	—	55
Net earnings attributable to common equity shareholders	415	396	62	173	139	54	111	1,350	(140)	—	1,210

Additions to property, plant and equipment and intangible assets	1,021	726	294	660	410	89	322	3,522	3	—	3,525

As at September 30, 2024
Goodwill	8,301	1,869	610	913	231	235	257	12,416	—	—	12,416
Total assets	25,349	14,035	5,651	9,885	6,161	2,786	5,431	69,298	355	(11)	69,642

Year-to-date September 30, 2023
Revenue	1,558	2,300	1,049	1,411	550	383	1,304	8,555	77	—	8,632
Energy supply costs	—	980	416	582	—	107	787	2,872	—	—	2,872
Operating expenses	380	579	452	283	130	90	170	2,084	52	—	2,136
Depreciation and amortization	308	265	84	232	198	72	152	1,311	8	—	1,319
Operating income	870	476	97	314	222	114	195	2,288	17	—	2,305
Other income, net	57	33	40	25	4	4	17	180	—	—	180
Finance charges	316	109	49	122	92	59	65	812	157	—	969
Income tax expense	156	62	19	47	8	6	20	318	(77)	—	241
Net earnings	455	338	69	170	126	53	127	1,338	(63)	—	1,275
Non-controlling interests	83	—	—	1	—	—	16	100	—	—	100
Preference share dividends	—	—	—	—	—	—	—	—	50	—	50
Net earnings attributable to common equity shareholders	372	338	69	169	126	53	111	1,238	(113)	—	1,125

Additions to property, plant and equipment and intangible assets	837	555	248	389	451	92	335	2,907	12	—	2,919

As at September 30, 2023
Goodwill	8,332	1,876	613	913	228	235	258	12,455	—	—	12,455
Total assets	24,657	13,071	5,323	8,712	5,806	2,660	5,131	65,360	970	(45)	66,285

11	FORTIS INC.	SEPTEMBER 30, 2024 QUARTER REPORT

Notes to Condensed Consolidated Interim Financial Statements (Unaudited)

For the three and nine months ended September 30, 2024 and 2023
5. ALLOWANCE FOR CREDIT LOSSES

The allowance for credit losses balance, which is recorded in accounts receivable and other current assets, changed as follows.

	Quarter		Year-to-Date
($ millions)	2024	2023	2024	2023
Periods ended September 30
Balance, beginning of period	(69)	(60)	(68)	(58)
Credit loss expense	(7)	(10)	(23)	(24)
Credit loss deferral	(6)	(5)	(26)	(9)
Write-offs, net of recoveries	9	10	45	26
Foreign exchange	—	—	(1)	—
Balance, end of period	(73)	(65)	(73)	(65)

See Note 14 for disclosure on the Corporation's credit risk.

6. REGULATORY ASSETS AND LIABILITIES

Detailed information about the Corporation's regulatory assets and liabilities is provided in Note 8 to the 2023 Annual Financial Statements. A summary follows.

	As at
	September 30,	December 31,
($ millions)	2024	2023
Regulatory assets
Deferred income taxes	2,166	2,058
Deferred energy management costs	532	521
Rate stabilization and related accounts	465	521
Employee future benefits	254	254
Derivatives	166	197
Deferred lease costs	149	137
Deferred restoration costs	130	115
Manufactured gas plant site remediation deferral	78	81
Generation early retirement costs	68	64
Renewable natural gas account	54	47
Other regulatory assets	492	389
Total regulatory assets	4,554	4,384
Less: Current portion	(787)	(866)
Long-term regulatory assets	3,767	3,518

Regulatory liabilities
Future cost of removal	1,669	1,547
Deferred income taxes	1,252	1,280
Rate stabilization and related accounts	404	292
Employee future benefits	250	294
Renewable energy surcharge	140	129
Alberta Electric System Operator charges deferral	91	121
Energy efficiency liability	87	78
Electric and gas moderator account	64	50
Other regulatory liabilities	153	167
Total regulatory liabilities	4,110	3,958
Less: Current portion	(666)	(577)
Long-term regulatory liabilities	3,444	3,381

12	FORTIS INC.	SEPTEMBER 30, 2024 QUARTER REPORT

Notes to Condensed Consolidated Interim Financial Statements (Unaudited)

For the three and nine months ended September 30, 2024 and 2023
7. LONG-TERM DEBT

	As at
	September 30,	December 31,
($ millions)	2024	2023
Long-term debt	30,038	28,131
Credit facility borrowings	1,720	1,572
Total long-term debt	31,758	29,703
Less: Deferred financing costs and debt discounts	(184)	(172)
Less: Current installments of long-term debt	(1,866)	(2,296)
	29,708	27,235

Significant Long-Term Debt Issuances		Interest
Year-to-date September 30, 2024	Month	Rate				Use of
($ millions, except as noted)	Issued	(%)	Maturity	Amount		Proceeds
ITC
Secured senior notes	January	5.98	2034	US	85	(1) (2) (3)
First mortgage bonds	January	5.11	2029	US	75	(1) (2) (3)
First mortgage bonds	January	5.38	2034	US	75	(1) (2) (3)
Unsecured senior notes	May	5.65	2034	US	400	(3) (4)
UNS Energy
Unsecured senior notes	June	5.60	2036	US	30	(1) (3)
Unsecured senior notes	August	5.20	2034	US	400	(3) (4)
Central Hudson
Senior notes	April	5.59	2031	US	25	(1) (3)
Senior notes	April	5.69	2034	US	35	(1) (3)
FortisBC Electric
Unsecured debentures	August	4.92	2054	100		(1)
FortisAlberta
Unsecured debentures	May	4.90	2054	300		(1) (2) (3) (4)
Caribbean Utilities
Unsecured senior notes	May	6.17	2039	US	40	(1) (2) (3) (5)
Unsecured senior notes	May	6.37	2049	US	40	(1) (2) (3) (5)
FortisOntario
Unsecured senior notes	August	5.05	2054	55		(1)
Fortis
Unsecured senior notes	September	4.17	2031	500		(1) (3) (4)
(1)    Repay short-term and/or credit facility borrowings
(2)    Fund capital expenditures
(3)    General corporate purposes
(4)     Repay maturing long-term debt
(5)     Total of US$50 million expected to be used to fund or refinance a portfolio of new and/or existing qualifying green initiatives

UNS Energy issued US$400 million of unsecured senior notes in August 2024, as noted above. The unused net proceeds from this issuance have been invested in interest-bearing accounts as at September 30, 2024. The balance will be used to repay maturing long-term debt within the next 12-month period.

In September 2024, ITC priced US$250 million of first mortgage bonds with funding expected in December 2024. The related issuances will consist of US$125 million of 11-year, 4.88% bonds and US$125 million of 19-year, 5.25% bonds. Proceeds are expected to be used to repay maturing long-term debt, repay credit facility borrowings, fund capital expenditures and for general corporate purposes.

In October 2024, Central Hudson issued US$25 million of 5-year, 4.88% senior notes, US$44 million of 10-year, 5.30% senior notes and US$35 million 12-year, 5.40% senior notes. Proceeds will be used to refinance long-term debt and for general corporate purposes.

In November 2022, Fortis filed a short-form base shelf prospectus with a 25-month life under which it may issue common or preference shares, subscription receipts, or debt securities in an aggregate principal amount of up to $2.0 billion. In September 2023, Fortis established an at-the-market equity program ("ATM Program") pursuant to the short-form base shelf prospectus, that allows the Corporation to issue up to $500 million of common shares from treasury to the public from time to time, at the Corporation's discretion, effective until December 22, 2024. As at September 30, 2024, $500 million remained available under the ATM Program and $1.5 billion remained available under the short-form base shelf prospectus.

13	FORTIS INC.	SEPTEMBER 30, 2024 QUARTER REPORT

Notes to Condensed Consolidated Interim Financial Statements (Unaudited)

For the three and nine months ended September 30, 2024 and 2023
7. LONG-TERM DEBT (cont'd)

			As at
Credit facilities	Regulated	Corporate	September 30,	December 31,
($ millions)	Utilities	and Other	2024	2023
Total credit facilities	4,211	1,912	6,123	6,176
Credit facilities utilized:
Short-term borrowings (1)	(97)	—	(97)	(119)
Long-term debt (including current portion) (2)	(1,025)	(695)	(1,720)	(1,572)
Letters of credit outstanding	(55)	(21)	(76)	(101)
Credit facilities unutilized	3,034	1,196	4,230	4,384
(1)    The weighted average interest rate was 6.9% (December 31, 2023 - 6.9%).
(2)    The weighted average interest rate was 5.5% (December 31, 2023 - 6.2%). The current portion was $1,263 million (December 31, 2023 - $1,160 million).

Credit facilities are syndicated primarily with large banks in Canada and the U.S., with no one bank holding more than approximately 20% of the Corporation's total revolving credit facilities. Approximately $5.6 billion of the total credit facilities are committed with maturities ranging from 2024 through 2029.

See Note 14 in the 2023 Annual Financial Statements for a description of the credit facilities as at December 31, 2023.

In April 2024, FortisBC Energy increased its operating credit facility from $700 million to $900 million and extended the maturity to July 2028. In May 2024, FortisBC Electric increased its operating credit facility from $150 million to $200 million and extended the maturity to April 2028.

In May 2024, the Corporation extended the maturity on its unsecured US$500 million non-revolving term credit facility to May 2025. Half of the term credit facility was repaid in the third quarter of 2024 and the remaining US$250 million has been fully utilized as at September 30, 2024. The facility is repayable at any time without penalty. In June 2024, the Corporation amended its $1.3 billion revolving term committed credit facility to extend the maturity to July 2029.

In August 2024, Newfoundland Power increased its operating credit facility from $100 million to $130 million and extended the maturity to August 2029.

8. PREFERENCE SHARES

On March 1, 2024, the annual fixed dividend per share for the First Preference Shares, Series K was reset from $0.9823 to $1.3673 for the five-year period up to but excluding March 1, 2029.

On December 1, 2024, the annual fixed dividend per share for the First Preference Shares, Series M will reset from $0.9783 to $1.3733 for the five-year period up to but excluding December 1, 2029.

14	FORTIS INC.	SEPTEMBER 30, 2024 QUARTER REPORT

Notes to Condensed Consolidated Interim Financial Statements (Unaudited)

For the three and nine months ended September 30, 2024 and 2023
9. EMPLOYEE FUTURE BENEFITS

Fortis and each subsidiary maintain one or a combination of defined benefit pension plans and defined contribution pension plans, as well as other post-employment benefit ("OPEB") plans, including health and dental coverage and life insurance benefits, for qualifying members. The net benefit cost is detailed below.

	Defined Benefit Pension Plans		OPEB Plans
($ millions)	2024	2023	2024	2023
Quarter ended September 30
Service costs	18	16	6	6
Interest costs	40	39	7	8
Expected return on plan assets	(54)	(50)	(7)	(6)
Amortization of actuarial gains	(1)	(2)	(4)	(5)
Amortization of past service credits/plan amendments	1	—	—	—
Regulatory adjustments	(1)	2	—	1
Net benefit cost	3	5	2	4

Year-to-date September 30
Service costs	55	47	18	17
Interest costs	120	119	22	23
Expected return on plan assets	(164)	(150)	(20)	(17)
Amortization of actuarial gains	(1)	(7)	(13)	(14)
Amortization of past service credits/plan amendments	—	(1)	—	(1)
Regulatory adjustments	(1)	8	1	4
Net benefit cost	9	16	8	12

Defined contribution pension plan expense for the three and nine months ended September 30, 2024 was $14 million and $45 million, respectively (three and nine months ended September 30, 2023 - $13 million and $42 million, respectively).

10. DISPOSITION

In November 2023, Fortis sold its Aitken Creek business to a subsidiary of Enbridge Inc. for approximately $470 million including working capital and closing adjustments.

For the three and nine months ended September 30, 2023, Aitken Creek had net earnings of $5 million and $23 million, respectively.

11. OTHER INCOME, NET

	Quarter		Year-to-Date
($ millions)	2024	2023	2024	2023
Periods ended September 30
Equity component, allowance for funds used during construction	37	25	99	71
Gain (loss) on derivatives, net	23	(15)	17	(3)
Non-service component of net periodic benefit cost	19	15	55	47
Interest income (1)	17	20	49	54
Gain (loss) on retirement investments, net	5	(3)	5	1
Equity income	1	3	5	10
Other	—	2	10	—
	102	47	240	180
(1)    Includes interest on short-term deposits, as well as interest on regulatory deferrals, including the PPFAC at TEP and UNSE

15	FORTIS INC.	SEPTEMBER 30, 2024 QUARTER REPORT

Notes to Condensed Consolidated Interim Financial Statements (Unaudited)

For the three and nine months ended September 30, 2024 and 2023
12. EARNINGS PER COMMON SHARE

Diluted earnings per share ("EPS") was calculated using the treasury stock method for stock options.

	2024			2023
	Net Earnings	Weighted		Net Earnings	Weighted
	to Common	Average		to Common	Average
	Shareholders	Shares	EPS	Shareholders	Shares	EPS
	($ millions)	(# millions)	($)	($ millions)	(# millions)	($)
Quarter ended September 30
Basic EPS	420	496.2	0.85	394	487.4	0.81
Potential dilutive effect of stock options	—	0.2		—	0.3
Diluted EPS	420	496.4	0.85	394	487.7	0.81

Year-to-date September 30
Basic EPS	1,210	493.9	2.45	1,125	485.3	2.32
Potential dilutive effect of stock options	—	0.2		—	0.3
Diluted EPS	1,210	494.1	2.45	1,125	485.6	2.32

13. SUPPLEMENTARY CASH FLOW INFORMATION

	Quarter		Year-to-Date
($ millions)	2024	2023	2024	2023
Periods ended September 30
Change in working capital
Accounts receivable and other current assets	20	(68)	83	421
Prepaid expenses	(47)	(42)	(76)	(61)
Inventories	(17)	(69)	(31)	(7)
Regulatory assets - current portion	(27)	(25)	107	135
Accounts payable and other current liabilities	271	151	(76)	(386)
Regulatory liabilities - current portion	51	20	69	42
	251	(33)	76	144

Non-cash financing activity
Common share dividends reinvested	106	99	324	304

($ millions)			2024	2023
As at September 30
Non-cash investing activities
Accrued capital expenditures			638	376
Contributions in aid of construction			10	14

14. FAIR VALUE OF FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

Derivatives
The Corporation generally limits the use of derivatives to those that qualify as accounting, economic or cash flow hedges, or those that are approved for regulatory recovery.

Derivatives are recorded at fair value with certain exceptions including those derivatives that qualify for the normal purchase and normal sale exception. Fair values reflect estimates based on current market information about the derivatives as at the balance sheet dates. The estimates cannot be determined with precision as they involve uncertainties and matters of judgment and, therefore, may not be relevant in predicting the Corporation's future consolidated earnings or cash flow.

16	FORTIS INC.	SEPTEMBER 30, 2024 QUARTER REPORT

Notes to Condensed Consolidated Interim Financial Statements (Unaudited)

For the three and nine months ended September 30, 2024 and 2023
14. FAIR VALUE OF FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (cont'd)

Energy Contracts Subject to Regulatory Deferral
UNS Energy holds electricity power purchase contracts, customer supply contracts and gas swap contracts to reduce its exposure to energy price risk. Fair values are measured primarily under the market approach using independent third-party information, where possible. When published prices are not available, adjustments are applied based on historical price curve relationships, transmission costs and line losses.

Central Hudson holds swap contracts for electricity and natural gas to minimize price volatility by fixing the effective purchase price. Fair values are measured using forward pricing provided by independent third-party information.

FortisBC Energy holds gas supply contracts to fix the effective purchase price of natural gas. Fair values reflect the present value of future cash flows based on published market prices and forward natural gas price curves.

Unrealized gains or losses associated with changes in the fair value of these energy contracts are deferred as a regulatory asset or liability for recovery from, or refund to, customers in future rates, as permitted by the regulators. As at September 30, 2024, unrealized losses of $166 million (December 31, 2023 - $197 million) were recognized as regulatory assets and unrealized gains of $25 million (December 31, 2023 - $37 million) were recognized as regulatory liabilities.

Energy Contracts Not Subject to Regulatory Deferral
UNS Energy holds wholesale trading contracts to fix power prices and realize potential margin, of which 10% of any realized gains is shared with customers through rate stabilization accounts. Fair values are measured using a market approach incorporating, where possible, independent third-party information.

Aitken Creek, which was sold on November 1, 2023, held gas swap contracts to manage its exposure to changes in natural gas prices, capture natural gas price spreads, and manage the financial risk posed by physical transactions. Fair values were measured using forward pricing from published market sources.

Gains or losses associated with changes in the fair value of these energy contracts are recognized in revenue. During the three and nine months ended September 30, 2024, gains of $5 million and $44 million were recognized in revenue, respectively (three and nine months ended September 30, 2023 - losses of $7 million and gains of $6 million, respectively).

Total Return Swaps
The Corporation holds total return swaps to manage the cash flow risk associated with forecast future cash and/or share settlements of certain stock-based compensation obligations. The swaps have a combined notional amount of $134 million and terms up to three years expiring at varying dates through January 2027. Fair value is measured using an income valuation approach based on forward pricing curves. Unrealized gains and losses associated with changes in fair value are recognized in other income, net. During the three and nine months ended September 30, 2024, unrealized gains of $20 million and $16 million, respectively were recognized in other income, net (three and nine months ended September 30, 2023 - unrealized losses of $12 million and $7 million, respectively).

Foreign Exchange Contracts
The Corporation holds U.S. dollar denominated foreign exchange contracts to help mitigate exposure to foreign exchange rate volatility. The contracts expire at varying dates through September 2026 and have a combined notional amount of $461 million. Fair value was measured using independent third-party information. Unrealized gains and losses associated with changes in fair value are recognized in other income, net. During the three and nine months ended September 30, 2024, unrealized gains of $2 million and unrealized losses of $3 million, respectively, were recognized in other income, net (three and nine months ended September 30, 2023 - unrealized losses of $3 million and unrealized gains of $4 million, respectively).

Interest Rate Contracts
During the second quarter of 2024, ITC entered into and settled interest rate locks with a combined notional value of US$300 million. These contracts were used to manage interest rate risk associated with the issuance of US$400 million unsecured senior notes in May 2024. Realized losses of US$3 million were recognized in other comprehensive income, which will be reclassified to earnings as a component of interest expense over 5 years.

During the third quarter of 2024, ITC entered into interest rate swaps with a combined notional value of US$105 million which will be used to manage interest rate risk associated with forecasted debt issuances. The swaps have 5-year terms, include mandatory early termination provisions, and will be terminated no later than the effective dates in the second quarter of 2026. Fair value was measured using a discounted cash flow method based on secured overnight financing rates ("SOFR"). Unrealized gains and losses associated with the changes in fair value are recognized in other comprehensive income, and will be reclassified to earnings as a component of interest expense over the life of the debt. Unrealized gains of less than $1 million were recorded for the three and nine months ended September 30, 2024.

During the third quarter of 2024, Fortis entered into and settled interest rate locks with a combined notional value of $250 million. These contracts were used to manage interest rate risk associated with the issuance of $500 million unsecured senior notes in September 2024. Realized losses of $2 million were recognized in other comprehensive income, which will be reclassified to earnings as a component of interest expense over 7 years.

17	FORTIS INC.	SEPTEMBER 30, 2024 QUARTER REPORT

Notes to Condensed Consolidated Interim Financial Statements (Unaudited)

For the three and nine months ended September 30, 2024 and 2023
14. FAIR VALUE OF FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (cont'd)

Cross-Currency Interest Rate Swaps
The Corporation holds cross-currency interest rate swaps, maturing in 2029, to effectively convert its $500 million, 4.43% unsecured senior notes to US$391 million, 4.34% debt. The Corporation has designated this notional U.S. debt as an effective hedge of its foreign net investments and unrealized gains and losses associated with exchange rate fluctuations on the notional U.S. debt are recognized in other comprehensive income, consistent with the translation adjustment related to the foreign net investments. Other changes in the fair value of the swaps are also recognized in other comprehensive income but are excluded from the assessment of hedge effectiveness. Fair value is measured using a discounted cash flow method based on SOFR. During the three and nine months ended September 30, 2024, unrealized gains of $6 million and unrealized losses of $9 million, respectively, were recorded in other comprehensive income (three and nine months ended September 30, 2023 - unrealized losses of $16 million and $6 million, respectively).

Recurring Fair Value Measures

The following table presents assets and liabilities that are accounted for at fair value on a recurring basis.

($ millions)	Level 1 (1)	Level 2 (1)	Level 3 (1)	Total
As at September 30, 2024
Assets
Energy contracts subject to regulatory deferral (2) (3)	—	46	—	46
Energy contracts not subject to regulatory deferral (2)	—	11	—	11
Total return swaps and foreign exchange contracts (2)	—	16	—	16
Other investments (4)	204	—	—	204
	204	73	—	277
Liabilities
Energy contracts subject to regulatory deferral (3) (5)	—	(187)	—	(187)
Energy contracts not subject to regulatory deferral (5)	—	(2)	—	(2)
Cross-currency interest rate swaps (5)	—	(11)	—	(11)
	—	(200)	—	(200)
As at December 31, 2023
Assets
Energy contracts subject to regulatory deferral (2) (3)	—	49	—	49
Energy contracts not subject to regulatory deferral (2)	—	6	—	6
Foreign exchange contracts (2)	—	5	—	5
Other investments (4)	145	—	—	145
	145	60	—	205
Liabilities
Energy contracts subject to regulatory deferral (3) (5)	—	(209)	—	(209)
Energy contracts not subject to regulatory deferral (5)	—	(3)	—	(3)
Total return and cross-currency interest rate swaps (5)	—	(6)	—	(6)
	—	(218)	—	(218)
(1)Under the hierarchy, fair value is determined using: (i) level 1 - unadjusted quoted prices in active markets; (ii) level 2 - other pricing inputs directly or indirectly observable in the marketplace; and (iii) level 3 - unobservable inputs, used when observable inputs are not available. Classifications reflect the lowest level of input that is significant to the fair value measurement.
(2)Included in accounts receivable and other current assets or other assets
(3)Unrealized gains and losses arising from changes in fair value of these contracts are deferred as a regulatory asset or liability for recovery from, or refund to, customers in future rates as permitted by the regulators, with the exception of long-term wholesale trading contracts and certain gas swap contracts
(4)UNS Energy holds investments in money market accounts, and ITC and Central Hudson hold investments in trust associated with supplemental retirement benefit plans for select employees, which include mutual funds and money market accounts. The fair value of these investments is included in cash and cash equivalents and other assets, with gains and losses recognized in other income, net
(5)Included in accounts payable and other current liabilities or other liabilities

18	FORTIS INC.	SEPTEMBER 30, 2024 QUARTER REPORT

Notes to Condensed Consolidated Interim Financial Statements (Unaudited)

For the three and nine months ended September 30, 2024 and 2023
14. FAIR VALUE OF FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (cont'd)

Energy Contracts
The Corporation has elected gross presentation for its derivative contracts under master netting agreements and collateral positions, which apply only to its energy contracts. The following table presents the potential offset of counterparty netting.

	Gross Amount	Counterparty
	Recognized in	Netting of	Cash Collateral
($ millions)	Balance Sheet	Energy Contracts	Posted/(Received)	Net Amount
As at September 30, 2024
Derivative assets	57	(25)	15	47
Derivative liabilities	(189)	25	—	(164)

As at December 31, 2023
Derivative assets	55	(24)	28	59
Derivative liabilities	(212)	24	(1)	(189)

Volume of Derivative Activity
As at September 30, 2024, the Corporation had various energy contracts that will settle on various dates through 2029. The volumes related to electricity and natural gas derivatives are outlined below.

	As at
	September 30,	December 31,
	2024	2023
Energy contracts subject to regulatory deferral (1)
Electricity swap contracts (GWh)	758	628
Electricity power purchase contracts (GWh)	221	588
Gas swap contracts (PJ)	241	228
Gas supply contracts (PJ)	156	134
Energy contracts not subject to regulatory deferral (1)
Wholesale trading contracts (GWh)	2,824	1,310
Gas swap contracts (PJ)	4	3
(1)GWh means gigawatt hours and PJ means petajoules.

Credit Risk
For cash equivalents, accounts receivable and other current assets, and long-term other receivables, credit risk is generally limited to the carrying value on the consolidated balance sheets. The Corporation's subsidiaries generally have a large and diversified customer base, which minimizes the concentration of credit risk. Policies in place to minimize credit risk include requiring customer deposits, prepayments and/or credit checks for certain customers, performing disconnections and/or using third-party collection agencies for overdue accounts.

ITC has a concentration of credit risk as approximately 70% of its revenue is derived from three customers. The customers have investment-grade credit ratings and credit risk is further managed by MISO by requiring a letter of credit or cash deposit equal to the credit exposure, which is determined by a credit-scoring model and other factors.

FortisAlberta has a concentration of credit risk as distribution service billings are to a relatively small group of retailers. Credit risk is managed by obtaining from the retailers either a cash deposit, letter of credit, an investment-grade credit rating, or a financial guarantee from an entity with an investment-grade credit rating.

Central Hudson has seen an increase in accounts receivable since the suspension of collection efforts initially required in response to the COVID-19 pandemic. Central Hudson continues to contact customers regarding past-due balances and collection efforts continue to expand. Under its regulatory framework, Central Hudson can defer uncollectible write-offs that exceed the amounts collected in customer rates for future recovery.

UNS Energy, Central Hudson, FortisBC Energy, and the Corporation may be exposed to credit risk in the event of non-performance by counterparties to derivatives. Credit risk is managed by net settling payments, when possible, and dealing only with counterparties that have investment-grade credit ratings. At UNS Energy, Central Hudson and FortisBC Energy, certain contractual arrangements require counterparties to post collateral.

The value of derivatives in net liability positions under contracts with credit risk-related contingent features that, if triggered, could require the posting of a like amount of collateral was $94 million as at September 30, 2024 (December 31, 2023 - $117 million).

19	FORTIS INC.	SEPTEMBER 30, 2024 QUARTER REPORT

Notes to Condensed Consolidated Interim Financial Statements (Unaudited)

For the three and nine months ended September 30, 2024 and 2023
14. FAIR VALUE OF FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (cont'd)

Hedge of Foreign Net Investments
The reporting currency of ITC, UNS Energy, Central Hudson, Caribbean Utilities, FortisTCI, Fortis Belize Limited and Belize Electricity is, or is pegged to, the U.S. dollar. The earnings and cash flow from, and net investments in, these entities are exposed to fluctuations in the U.S. dollar-to-Canadian dollar exchange rate. The Corporation has reduced this exposure through hedging.

As at September 30, 2024, US$2.2 billion (December 31, 2023 - US$2.6 billion) of corporately issued U.S. dollar-denominated long-term debt has been designated as an effective hedge of net investments, leaving approximately US$12.4 billion (December 31, 2023 - US$11.5 billion) unhedged. Exchange rate fluctuations associated with the net investment in foreign subsidiaries and the debt serving as the hedge are recognized in accumulated other comprehensive income.

Financial Instruments Not Carried at Fair Value
Excluding long-term debt, the consolidated carrying value of the Corporation's remaining financial instruments approximates fair value, reflecting their short-term maturity, normal trade credit terms and/or nature.

As at September 30, 2024, the carrying value of long-term debt, including current portion, was $31.8 billion (December 31, 2023 - $29.7 billion) compared to an estimated fair value of $30.6 billion (December 31, 2023 - $27.9 billion).

15. COMMITMENTS AND CONTINGENCIES

Commitments
There were no material changes in commitments from that disclosed in the Corporation's 2023 Annual Financial Statements, except that in August 2024, TEP entered into a US$268 million Engineering, Procurement, and Construction Agreement for the development of the Roadrunner Reserve 2 battery energy storage system facility. The facility is expected to be placed in service in 2026.

Contingency
In April 2013, FortisBC Holdings Inc. and Fortis were named as defendants in an action in the British Columbia Supreme Court by the Coldwater Indian Band ("Band") regarding interests in a pipeline across reserve lands. The Band seeks cancellation of the right-of-way and damages for wrongful interference with the Band's use and enjoyment of reserve lands. In 2016, the Federal Court dismissed the Band's application for judicial review of the ministerial consent. In 2017, the Federal Court of Appeal set aside the minister's consent and returned the matter to the minister for redetermination. No amount has been accrued as the outcome cannot yet be reasonably determined.

20	FORTIS INC.	SEPTEMBER 30, 2024 QUARTER REPORT